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                                   EXHIBIT B
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Article printed in The Miami Herald Sunday, April 16, 1995

High-tech fun center is having rocky start

Past difficulties dog owner in new venture

By JAMES McNAIR
Herald Business Writer

On a vacant knoll in suburban Denver, just above the shine of traffic on Interstate 25, Edward R. Showalter Jr. hopes to lay his greatest golden egg.

Under on big roof, the Fort Lauderdale man would create a $14 million, six-story shrine of high-tech entertainment for all ages. Among the draws: A massive laser tag arena, a motion-simulator theater, a virtual-reality center, a two story video wall, two jungle gyms, two stages, a retail store, private party rooms and a 400-seat restaurant with four bars.

Denver's would be the first. Then Sunrise, Orlando, Atlanta and Las Vegas. By 2001, Showalter plans to open 51 Hollywood Trenz Family Entertainment Centers. If people come and spend as he says they will, his company, Hollywood Trenz Inc., will gross $1.5 billion a year.

That's the plan.  Now for the reality.

By its own account, Hollywood Trenz was to have broken ground for the Denver center on a least four occasions in 1994 -- but didn't. A financing deal announced last September fell through and hasn't been replaced. Meanwhile, three company officers have bailed out and the company's publicly traded shares have plunged in value, from $17 last April 22 to $2.62 on Thursday. (The market was closed for Good Friday.)

"The investment community has gotten totally had on this deal," said Michael Pinson, publisher of Investment Digest newsletter in Clearwater.

Pinson's remark would come as no surprise to many people who have had business dealings with Showalter. In the last seven years, court records show, Showalter has defaulted on loans, written bad checks, stiffed landlords, cheated on his taxes and defied court judgments. He declared personal bankruptcy in 1990. He is serving a 15-year probation term for grand theft from an Orlando lender in 1988.

"He's like the ultimate white collar crook," said Gary Neville a Santa Monica, Calif., architect who guaranteed a $400,000 loan to a Showalter company in Hilaleah, then lost it when Showalter defaulted and filed for bankruptcy.

Showalter's launch of Hollywood Trenz raises serious questions about how a company president can shelter a shady past from the investing public. Unless they did their own sleuthing shareholders of Hollywood Trenz would have had no knowledge of Showalter's misdeeds.

In documents filed with the Securities and Exchange Commission, Hollywood Trenz makes no mention of Showalter's bankruptcy filing, his no-contest plea to grand theft and
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most of the lawsuits. The company's annual report for 1993 says Showalter ran
American Movie Retail Inc. in Fort Lauderdale from 1989 to 1992. It doesn't say the store was booted out of shopping centers in Coconut Grove and Oakland Park for falling behind on the rent.

Charles Senatore, head of the SEC's regional office in Miami, would not talk about Hollywood Trenz's disclosure requirements. Leslie Croland, a former SEC attorney now in private practice in Miami, said public companies must disclose any information from the past five years that is "material" in helping reasonable investors decide to buy, hold or sell the stock.

"If there was a bankruptcy of any officer or director in the past five years, it has to be disclosed." Croland said. "The no-contest plea is debatable."

Hollywood Trenz has not yet filed its annual report for 1994. But a filing for the nine month's ended Sept. 30 reveals a company in desperate shape: Sales -- from the company's only operation, a shirts-and-paraphernalia store in Sarasota -- were $63,706. Its net loss was $2 million. Moreover, its current debts -- those due in a year -- were $4.6 million, while its current assets were $122,299.

The filing also makes this unsurprising disclosure: The SEC is looking at its financial statements.

Who is Showalter?

Although he has an electrical engineering degree from Penn State, Ed Showalter is Hollywood all the way.

Showalter, 44 years old and divorced, flies around the country on a Lear jet. When he's not driving his red Mitsubishi 3000GT, he's often in the back of a limousine. He lives rent-free in a $810,000 house on the Intracosatal Waterway in Pompano Beach. Hollywood Trenz owns the house.

With his bushy mustache, pony tail, pointed cowboy boots and outgoing personality, Showalter is easy to warm up to. Acquaintances call him a born promoter.

"Ed comes across with a lot of boyish charm, and he's very disarming," said Scott Frazier, an Orlando attorney who sued Showalter in 1988 on behalf of a lender, National Factors Ltd.

When conversations turn to business, Showalter draws rapt attention. Neville, the Santa Monica architect, recalled that Showalter talked big numbers and big projections. But he said it was Showalter's determination and knowledge of the Hollywood licensing business that impressed him most of all.

Showalter, who did not respond to repeated requests for interviews, left his engineering career in 1985, according to the Hollywood Trenz business plan. He moved from Columbus, Ohio, to Miami. His first venture, America's Favorite Clothing, was a wholesaler of garments bearing the likeness of such characters as Batman, Roger Rabbit and Cathy.

Recession takes toll
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America's Favorite Clothing fell victim to recession in the later 1980s, the business plan states. When Showalter didn't pay his debts, creditors took him to court. National Factors, which financed his inventory, had him charged with grand theft in Orlando and sued for the recovery of more than $200,000.

Showalter pleaded no contest to the charge. He stayed out of prison by agreeing to repay National Factors $149,000 over a 15-year period.

"Unfortunately, it seemed to be the only way to get a penny out of Ed," said Frazier, National's attorney.

As of last week, Showalter owed $122,095, said Gary Rogatz, a senior administrator with the Florida Probation and Parole office in Fort Lauderdale. He has a strong incentive to keep paying.

"If he's not in compliance, then we would send a violation report to Orlando and let them know, then the judge would issue a warrant for his arrest," Rogat said.

New companies

As America's Favorite Clothing faltered, Showalter started new with American Movie Retail. It sold Hollywood and cartoon theme shirts and merchandise in at least two locations, CocoWalk in Coconut Grove and Yates Plaza in Oakland Park. He was evicted from both. He still hasn't paid off a $97,000 judgment from the CocoWalk lawsuit.

Things weren't much better in Showalter's personal life. In 1991, he was chased out of his home in Oakland Park's Oak Tree Country Club for failing to pay his rent.

"The sheriff actually had to remove his things and put them on the street," said Salome Zikakis, attorney for Showalter's landlord, Guy Shoemaker.

Not one to brood, Showalter created another company -- Hollywood Trenz -- in 1993. This time, it was a company whose shares were traded in the stock market. Specifically the NASDAQ Electronic Bulletin board, realm of obscure, low-priced "penny" stocks.

Hollywood Trenz was formed in one of those backroom mergers that enable a company to go public without going through an exhaustive SEC review. A publicly owned shell company called Dimension Capital "bought" Interstate Finance & Trust, a real estate company, from Showalter. For compensation, he received a majority share of Dimension's stock. He change the merged company's name to Hollywood Trenz.

Lavish entertainment centers

The stage was set for Showalter to build his grandiose Hollywood Trenz Family Entertainment Centers. To raise money, he flew to investment seminars in Boston, San Francisco and Las Vegas, touting the stock to brokerage houses, newsletter publishers and investors. Showalter's ebullience worked wonders.

"They were talking about laser tag, virtual reality and a Planet Hollywood type of environment. I thought it was a very exciting project," said Pinson, the newsletter publisher.

From his fifth-floor office in the Roselli Building in Oakland Park, Showalter hired employees and had the first blueprints for the entertainment center drawn. A flurry of press
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releases ensued last spring. One announced an agreement to buy nine acres near
Denver. Another set the groundbreaking for June 1994, the grand opening by year end.

The announcements set fire to Hollywood Trenz shares last April, but interest was short-lived. In the real Hollywood entertainment executives smelled a hoax.

Last spring, Showalter talked with actress Shelley Duvall about a deal in which Duvall would lend her name, image and talent to a children's fantasy theater in Hollywood Trenz's Denver center. Duvall's business partner at the time, Christian Eddleman, said no contract was ever signed. But he said Showalter dropped Duvall's name everywhere he went.

"He's essentially using that false pretense to open doors in Hollywood," Eddleman said angrily. "Anybody other than Shelley would have had him for dinner."

Real estate purchases

Another indication of trouble was Showalter's struggle to pay for real estate he had bought through Interstate Finance & Trust -- now carried on Hollywood Trenz's books.

Interstate had borrowed $3.5 million to buy three Florida properties. One was the $810,000, four-bedroom pool house where Showalter lives rent-free in Pompano Beach. The others were in Brevard County: a 34-acre site in Melbourne and two acres of waterfront property in Cocoa.

According to filings with the SEC, Hollywood Trenz planned to build homes on the Brevard County parcels. It never happened. The U.S. Fish & Wildlife Service told the company endangered gopher tortoises and scruljays lived on part of the 34-acre tract. The properties in Pompano Beach and Cocoa went into foreclosure. They still are.

"Bottom line is he just didn't pay," said Jack Korthals, who sued on behalf of the seller, W. Burke Allen of Fairfax, Va.

The real estate problems had no apparent effect on Showalter's enthusiasm to become the H. Wayne Huizenga -- his personal hero -- of the family entertainment industry.

In his business plan, Showalter forecast opening five centers by the end of 1995, 51 by the end of 2000. Each center, he predicted, would have an average daily attendance of 2,657 people, each spending an average of $31. With the completion of the 51st center, Hollywood Trenz would general $1.5 billion a year in sales and $306 million a year in net income, or $1 of profit for every $5 sale.

But in mid-1994, Hollywood Trenz barely had the money to build a chain of hot dog stands, let alone a chain of family entertainment centers at $14 million a pop.

In October, the company announced a $14 million financing deal from First Financial of Boston, but it was never finalized. It raised $1.8 million for the liberal issuance of new shares in the first nine months of 1994., but the money went right back out in expenses. As of Sept. 30 Hollywood Trenz had $17,028 in cash.

Meanwhile, its stock price had fallen to the 40-cent range, prompting the company to declare a 1-for-10 reverse stock split that elevated the price to a more respectable $4.
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It was all a house of cards to Showalter's employees.  Three former vice presidents - two of whom are suing Hollywood Trenz for back pay -- said Showalter spent much of his time traveling to raise money that never seemed to add up.

"I thought we had a good thing going," said Robert Tansill, who quit as vice president of construction last summer and filed suit after receiving seven bounced paychecks. "I didn't think it was a scam, but they haven't done anything and they keep promising they're going to build this thing in Colorado."

"Showalter's all talk," Tansill said. "he's great at putting out press releases, but it's nothing but a way to raise money. He doesn't have the savvy or backing to (build the Hollywood Trenz centers)."

Darrell Wilde left as vice president of operations in January and sued for nearly $20,000 in back pay. He said ground-breaking for the Denver center was perpetually "two weeks away."

"I don't know if it's ever happen." Wilde said. "I'm pretty sure it won't happen, but I don't think (Showalter) is willing to give it up."

Las November, the Arapaho County Commission in Colorado gave final approval to the Hollywood Trenz project. The company has yet to obtain a building permit, though. County Planner Ed Clark wonders if that will ever happen.

"I don't know whether to believe them or not," Clark said. "It could be all smoke and mirrors."

Expecting progress

Bill Howard, a consultant hired to represent Hollywood Trenz in Colorado, said the project is still on as far as he is concerned.

"To the best of my knowledge, they're solidifying their financing and, when they do, they'll move forward," Howard said. I'm not particularly alarmed."

Pinson, the newsletter publisher, is alarmed. He issued a sell recommendation on April 3. He wrote that Showalter refused to return telephone calls or answer written questions about the status of the project.

"They're promoting their stock, which is perfectly legitimate and common," Pinson said in an interview, "but it's another thing to haul out investor packages that they're going to break ground in 30 days and they've got $14 million in financing -- and it never happens."

Ted Sobo, a Fort Lauderdale lawyer, won a court case against Showalter and America's Favorite Clothing in 1989 over an unpaid $10,000 business loan from Stephen I. Levy. He said Showalter still didn't pay up.

"I don't know anybody in his right mind who'd want to invest in a company run by Mr. Showalter," Sobo said.

                           A HISTORY OF DIFFICULTIES

Here are some of the bigger legal problems involving Edward R. Showalter Jr., president of Hollywood Trenz Inc. since 1988.
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 . 1988: National Factors Ltd., an Orlando-based inventory lender, wins a civil judgment against Showalter and his Hialeah-based garment company Jazzle's for more than $200,000. The same year, the state attorney's office in Orlando uses the case to file a grand theft charge against Showalter. Showalter pleads no contest, is ordered to pay $149,000 in restitution and is put on probation for 15 years. More than $122,000 remains to be paid.

 . 1989: The Internal Revenue Service files a lien against Showalter for failing to remit $8,835 in withholding taxes due from an unidentified company of his in 1987. The taxes remain unpaid.

 . 1990: Gary Neville, a Santa Monica, Calif. developer sues Showalter for
   $381,115. Neville said he had guaranteed a loan for Jazzle's and, when Showalter defaulted, was held accountable for the note.

 . 1990: Showalter files bankruptcy in Florida. He lists $938,415 in debts, $50 in cash on hand and a "watch, jeans, shoes and socks" worth $100. The filing wiped out his debt to Neville.

 . 1990: David Margolis, general manager of O&M Financial in Miami, sues
   Showalter and his America's Favorite Clothing company for allegedly defaulting on a $112,500 loan. Margolis dropped the suit and has never been repaid.

 . 1990: A Broward Judge orders Showalter to repay $10,000 to businessman
   Stephen I. Levy to satisfy a loan to America's Favorite Clothing. Levy's lawyer said Showalter never paid.

 . 1991: Showalter is evicted from his home in Oakland Park.

 . 1991: Another Showalter company, American Movie Retail, is evicted from
   CocoWalk in Coconut Grove and ordered to pay $97,000 to the landlord. CocoWalk's lawyer said the debt remains unpaid.

 . 1993: Robert Tansill, a former vice president of Showalter's Hollywood Trenz
   Inc., files a civil fraud suit against Showalter for unpaid wages. One year later, another Hollywood Trenz vice president, Darrell Wilde, files a similar suit. The suits are pending.

 . 1995: A Virginia Judge returns a default judgment against Showalter for failing to live up to an agreement to provide businessman W. Burke Allen with bailout financing for a distressed shopping center in Maryland. The amount of the judgment has yet to be set. In a related case, Allen and Florida Realty Mortgage Trust of Miami file foreclosure suits against Hollywood Trenz for allegedly defaulting on payments for a waterfront house in Pompano Beach and a waterfront lot in Melbourne that Allen had sold to Hollywood Trenz. The suits are pending.

 . 1995: Certified Manufacturing Co. of Pleasantville, N.Y. wins a lawsuit against Hollywood Trenz, in small claims court for failing to pay for items such as Daffy Duck magnets and Bugs Bunny cookie jars. Certified said Hollywood Trenz hasn't paid.